SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A-11

Under the Securities Exchange Act of 1934 (Amendment No. 1)* SkyLynx Communications, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities) 85525 10 8 (CUSIP Number)

     Gary L. Brown

1528 Stickney Point Road

Sarasota, Florida 34231

_________________(941) 926-2510

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

                             January 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 85525 10 8

(1)	Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

Gary L. Brown and Lisa Brown, Joint Tenants

(2)	Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [X]

(3)	SEC Use Only

(4) Source of Funds* IN

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

U.S.A.

Number of Shares	(7)	Sole Voting Power	9,465,964
Beneficially Owned	(8)	Shared Voting Power	-0-
by Each Reporting	(9)	Sole Dispositive Power	__9,465,964
Person With	(10)	Shared Dispositive Power	-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

9,465,964 shares

(12)	Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13)	Percent of Class Represented by Amount in Row (11)		30.2%

(14)	Type of Reporting Person*	IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

     The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of SkyLynx Communications, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1528 Stickney Point Road, Sarasota, Florida 34231.

     The undersigned hereby supplements and amends the Schedule 13D dated June 2002, as amended (the "Statement") filed in connection with the Common Stock, of the Company as follows (reference is made to the Statement for previously reported facts).

2

ITEM 2.    IDENTITY AND BACKGROUND

     (a)-(c) Gary L. Brown and Lisa Brown, as joint tenants, 7318 Point of Rocks Road, Sarasota, FL 34242 are President and Director of the Company and spouse.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended by adding thereto the following:

     This Report is being filed to correct the allocation of shares in prior Reports among shares as to which Mr. Brown exercises sole voting and investment power and shares as to which Mr. Brown exercises shares voting and investment power with his wife, Lisa Brown.

     In addition, on December 27,2005, the Board of Directors of the Company approved the grant to Mr. Brown of an option to purchase 150,000 shares of common stock at an exercise price of $.08 per share. The option grant date was January 9, 2006. The options expire on January 8, 2007. The options had a de minimus impact on Mr. Brown’s beneficial ownership of shares of the Company’s common stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended by adding thereto the following:

     (a)   Mr. Brown would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 9,465,964 shares of the Issuer's common stock, which shares consist of (i) an aggregate of 8,165,964 shares of common stock owned by Mr. Brown in joint tenancy with his spouse, (ii) an aggregate of 550,000 shares of common stock owned by Mr. Brown's spouse, Lisa Brown, individually, (iii) an aggregate of 600,000 shares of common stock owned in equal parts by Mr. Brown's two minor children, and (iv) 150,000 shares of common stock issuable upon exercise of the options described in Item 3 above. The 9,465,964 shares of common stock of which Mr. Brown would be deemed the beneficial owner represent 30.2% of the total issued and outstanding shares of common stock of the Issuer. In accordance with Rule 13d-3 under the Exchange Act, that percentage does not give effect to the shares of common stock that are reserved for issuance pursuant to the conversion of convertible notes, exercise of warrants and options and conversion of shares of Series A Convertible Preferred Stock held by third parties unaffiliated with the reporting person.

     (b)   Mr. Brown exercises the shared voting and dispositive power with respect to all the shares identified in Item 5(a) above which are owned jointly with his wife, Lisa Brown and owned by Mr. and Mrs. Brown’s minor children. Mrs.Brown exercised sole voting power with respect to the 550,000 shares of common stock which she owns separately.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2006
(Date)

/s/ Gary L. Brown
(Signature)